FINANCIAL SUMMARY

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

                              FY2007 First Quarter
                      (April 1, 2006 through June 30, 2006)




        English translation from the original Japanese-language document



















                            TOYOTA MOTOR CORPORATION

Note: This report contains summarized and condensed financial statements prepared in accordance with accounting principles generally accepted in the United States of America.

                                BUSINESS RESULTS

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

    1. Summary of Consolidated Financial Results for FY2007 First Quarter

      Financial Results

           Consolidated vehicle sales in Japan and overseas increased by 143 thousand units, or 7.3%, to 2,091 thousand units in FY2007 first quarter (the three-month period from April 1, 2006 to June 30, 2006) compared with FY2006 first quarter (the three-month period from April 1, 2005 to June 30, 2005). While vehicle sales in Japan decreased by 7 thousand units, or 1.3% in FY2007 first quarter compared with FY2006 first quarter, it continues to maintain a high level of 543 thousand units, as a result of the sales efforts of dealers in Japan. Meanwhile, overseas vehicle sales increased by 150 thousand units, or 10.7%, to 1,548 thousand units in FY2007 first quarter compared with FY2006 first quarter, attributable to sales increased in North America, Europe, and other regions.
         As for the results of operations, net revenues increased by 656.4 billion yen, or 13.2%, to 5,638.1 billion yen in FY2007 first quarter compared with FY2006 first quarter, and operating income increased by
      107.3 billion yen, or 26.5%, to 512.4 billion yen in FY2007 first quarter compared with FY2006 first quarter. Among the factors contributing to the increase in operating income totaling 180.0 billion yen, were the effects of changes in exchange rates of 100.0 billion yen, marketing efforts of
      60.0 billion yen and cost reduction efforts of 20.0 billion yen. On the other hand, factors resulting in the decrease in operating income totaling
      72.7 billion yen included an increase in expenses. Income before income taxes, minority interest and equity in earnings of affiliated companies increased by 132.8 billion yen, or 31.5%, to 554.6 billion yen in FY2007 first quarter compared with FY2006 first quarter. Net income increased by
      104.7 billion yen, or 39.2 %, to 371.5 billion yen in FY2007 first quarter compared with FY2006 first quarter.


                                 Consolidated 1

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

    2. Consolidated Financial Results for FY2007 First Quarter by Segment

      (1) Segment Operating Results

          Automotive:
                    Net revenues for the automotive operations increased by
             567.0 billion yen, or 12.3%, to 5,187.6 billion yen in FY2007 first quarter compared with FY2006 first quarter, and operating income increased by 92.6 billion yen, or 25.2%, to 459.4 billion yen in FY2007 first quarter compared with FY2006 first quarter. The increase in operating income was mainly due to the effects of changes in exchange rates, increases in both production volume and vehicle units sold, and cost reduction efforts, partially offset by an increase in expenses.

          Financial services:
                    Net revenues for the financial services operations increased by 67.2 billion yen, or 30.9%, to 284.6 billion yen in FY2007 first quarter compared with FY2006 first quarter, and operating income increased by 8.0 billion yen, or 19.9%, to 47.7 billion yen in FY2007 first quarter compared with FY2006 first quarter. The increase in operating income was mainly due to the valuation gains on interest rate swaps stated at fair value by a sales finance subsidiary in the United States of America in accordance with the Statement of Financial Accounting Standards (FAS) No.133 (as amended by several guidance including FAS No.138).

          All other:
                    Net revenues for all other businesses increased by 60.6
             billion yen, or 25.8%, to 295.0 billion yen in FY2007 first quarter compared with FY2006 first quarter, and operating income increased by 3.7 billion yen, or 257.8%, to 5.2 billion yen in FY2007 first quarter compared with FY2006 first quarter.

      (2) Geographic Information

          Japan:
                    Net revenues in Japan increased by 430.3 billion yen, or
             14.4%, to 3,422.3 billion yen in FY2007 first quarter compared with FY2006 first quarter, and operating income increased by 104.6 billion yen, or 55.5%, to 293.0 billion yen in FY2007 first quarter compared with FY2006 first quarter. The increase in operating income was mainly due to the effects of changes in exchange rates, an increase in production volume, and cost reduction efforts, partially offset by an increase in expenses.

          North America:
                    Net revenues in North America increased by 345.9 billion
             yen, or 18.8%, to 2,181.6 billion yen in FY2007 first quarter compared with FY2006 first quarter, and operating income increased by 2.3 billion yen, or 1.7%, to 140.1 billion yen in FY2007 first quarter compared with FY2006 first quarter. The increase in operating income was mainly due to an increase in vehicle units sold and the valuation gains on interest rate swaps stated at fair value by a sales finance subsidiary in the United States of America in accordance with the Statement of Financial Accounting Standards
             (FAS) No.133 (as amended by several guidance including FAS No.138).

          Europe:
                    Net revenues in Europe increased by 159.2 billion yen, or
             23.6%, to 832.3 billion yen in FY2007 first quarter compared with FY2006 first quarter, and operating income increased by 19.8 billion yen, or 118.0%, to 36.5 billion yen in FY2007 first quarter compared with FY2006 first quarter. The increase in operating income was mainly due to increases in both production volume and vehicle units sold.

          Asia:
                    Net revenues in Asia decreased by 22.5 billion yen, or 4.4%, to 484.6 billion yen in FY2007 first quarter compared with FY2006 first quarter, and operating income decreased by 9.8 billion yen, or 24.6%, to 30.0 billion yen in FY2007 first quarter compared with FY2006 first quarter. The decrease in operating income was mainly due to decreases in both production volume and vehicle units sold.

          Other:
                    Net revenues in other regions increased by 89.7 billion yen, or 24.7%, to 453.1 billion yen in FY2007 first quarter compared with FY2006 first quarter, while operating income decreased by 1.1 billion yen, or 6.3%, to 15.9 billion yen in FY2007 first quarter compared with FY2006 first quarter. The decrease in operating income was mainly due to an increase in expenses, partially offset by an increase in vehicle units sold.


                                 Consolidated 2

                        CONSOLIDATED PRODUCTION AND SALES

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

1. Production

                                                                                                                     (Units)
------------------------------------------------========================----------------------------------------------------
                                                  FY2007 first quarter       FY2006 first quarter
                                                   (April 2006 through       (April 2005 through             Increase
                                                       June 2006)                 June 2005)                (Decrease)
----------------------------------------------------------------------------------------------------------------------------
                            Japan                            1,231,097                 1,123,328                  107,769
            ----------------------------------------------------------------------------------------------------------------
                       North America                           313,451                   319,691                   (6,240)
               -------------------------------------------------------------------------------------------------------------
                           Europe                              186,998                   157,372                   29,626
               -------------------------------------------------------------------------------------------------------------
Vehicles                    Asia                               184,284                   204,766                  (20,482)
  (new)        -------------------------------------------------------------------------------------------------------------
                            Other                               84,659                    86,938                   (2,279)
               -------------------------------------------------------------------------------------------------------------
                       Overseas total                          769,392                   768,767                      625
            ----------------------------------------------------------------------------------------------------------------
                            Total                            2,000,489                 1,892,095                  108,394
----------------------------------------------------------------------------------------------------------------------------
               Houses (Japan)                                    1,125                     1,036                       89
------------------------------------------------========================----------------------------------------------------

Note: The total production of vehicles (new) includes 201,943 units of Daihatsu brand vehicles (including OEM production) in FY2007 first quarter and 189,286 units in FY2006 first quarter, and 25,333 units of Hino brand vehicles in FY2007 first quarter and 23,322 units in FY2006 first quarter.


2. Sales (by destination)

                                                                                                                     (Units)
------------------------------------------------========================----------------------------------------------------
                                                 FY2007 first quarter      FY2006 first quarter             Increase
                                                  (April 2006 through       (April 2005 through            (Decrease)
                                                      June 2006)                June 2005)
----------------------------------------------------------------------------------------------------------------------------
                            Japan                              543,228                   550,347                  (7,119)
            ----------------------------------------------------------------------------------------------------------------
                       North America                           747,330                   641,248                 106,082
               -------------------------------------------------------------------------------------------------------------
                           Europe                              307,382                   256,143                  51,239
               -------------------------------------------------------------------------------------------------------------
Vehicles                    Asia                               192,632                   228,513                 (35,881)
  (new)        -------------------------------------------------------------------------------------------------------------
                            Other                              300,485                   272,605                  27,880
               -------------------------------------------------------------------------------------------------------------
                       Overseas total                        1,547,829                 1,398,509                 149,320
            ----------------------------------------------------------------------------------------------------------------
                            Total                            2,091,057                 1,948,856                 142,201
----------------------------------------------------------------------------------------------------------------------------
               Houses (Japan)                                    1,001                       919                      82
------------------------------------------------========================----------------------------------------------------

Note: The total sales of vehicles (new) include 177,873 units of Daihatsu brand vehicles in FY2007 first quarter and 174,116 units in FY2006 first quarter and 23,585 units of Hino brand vehicles in FY2007 first quarter and 22,304 units in FY2006 first quarter.


                                 Consolidated 3

                        CONSOLIDATED STATEMENTS OF INCOME

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

                                                                     (Amounts are rounded to the nearest million yen)
--------------------------------------------==========================-----------------------------------------------
                                               FY2007 first quarter     FY2006 first quarter           Increase
                                                (April 2006 through      (April 2005 through          (Decrease)
                                                    June 2006)               June 2005)
---------------------------------------------------------------------------------------------------------------------

Net revenues :                                            5,638,112                4,981,785                656,327

   Sales of products                                      5,358,698                4,768,971                589,727

   Financing operations                                     279,414                  212,814                 66,600

Costs and expenses :                                      5,125,693                4,576,657                549,036

   Cost of products sold                                  4,356,552                3,878,087                478,465

   Cost of financing operations                             181,255                  127,985                 53,270

   Selling, general and administrative                      587,886                  570,585                 17,301

Operating income                                            512,419                  405,128                107,291

Other income (expense) :                                     42,229                   16,732                 25,497

   Interest and dividend income                              31,714                   24,355                  7,359

   Interest expense                                          (9,435)                  (4,129)                (5,306)

   Other, net                                                19,950                   (3,494)                23,444

Income before income taxes, minority
   interest and equity in earnings of                       554,648                  421,860                132,788
   affiliated companies

Provision for income taxes                                  230,395                  174,968                 55,427

Income before minority interest and
   equity in earnings of affiliated                         324,253                  246,892                 77,361
   companies

Minority interest in consolidated
   subsidiaries                                              (8,988)                 (15,617)                 6,629

Equity in earnings of affiliated
   companies                                                 56,239                   35,624                 20,615

Net income                                                  371,504                  266,899                104,605
--------------------------------------------==========================-----------------------------------------------

                                                                                                                (Yen)
--------------------------------------------==========================-----------------------------------------------
Net income per share - Basic                                 115.21                    81.80                  33.41

Net income per share - Diluted                               115.16                    81.79                  33.37
--------------------------------------------==========================-----------------------------------------------


                                 Consolidated 4

                           CONSOLIDATED BALANCE SHEETS

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

                                                                     (Amounts are rounded to the nearest million yen)
----------------------------------------------==========================---------------------------------------------
                                                 FY2007 first quarter            FY2006                Increase
                                                 (As of June 30, 2006)   (As of March 31, 2006)       (Decrease)
---------------------------------------------------------------------------------------------------------------------
                   Assets

Current assets :                                           10,539,098               10,735,222            (196,124)

   Cash and cash equivalents                                1,400,074                1,569,387            (169,313)

   Time deposits                                               46,682                   50,349              (3,667)

   Marketable securities                                      614,985                  634,879             (19,894)

   Trade accounts and notes receivable,
     less allowance for doubtful accounts                   1,699,145                1,980,680            (281,535)

   Finance receivables, net                                 3,594,910                3,497,319              97,591

   Other receivables                                          457,894                  416,336              41,558

   Inventories                                              1,642,730                1,620,975              21,755

   Deferred income taxes                                      520,658                  520,494                 164

   Prepaid expenses and other current
     assets                                                   562,020                  444,803             117,217

Noncurrent finance receivables, net                         4,903,260                4,830,216              73,044

Investments and other assets                                6,034,971                6,099,529             (64,558)

Property, plant and equipment :                             7,266,019                7,066,628             199,391

   Land                                                     1,216,002                1,215,897                 105

   Buildings                                                3,191,888                3,156,613              35,275

   Machinery and equipment                                  8,486,782                8,482,832               3,950

   Vehicles and equipment on operating
     leases                                                 2,773,733                2,605,426             168,307

   Construction in progress                                   472,110                  397,076              75,034

   Less - Accumulated depreciation                         (8,874,496)              (8,791,216)            (83,280)
---------------------------------------------------------------------------------------------------------------------
                Total assets                               28,743,348               28,731,595              11,753
----------------------------------------------==========================---------------------------------------------


                                 Consolidated 5

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

                                                                     (Amounts are rounded to the nearest million yen)
----------------------------------------------==========================---------------------------------------------
                                                 FY2007 first quarter            FY2006                Increase
                                                 (As of June 30, 2006)   (As of March 31, 2006)       (Decrease)
---------------------------------------------- ----------------------------------------------------------------------
               Liabilities

Current liabilities :                                       9,959,301               10,028,735             (69,434)

   Short-term borrowings                                    3,017,617                3,033,019             (15,402)

   Current portion of long-term debt                        1,848,698                1,723,888             124,810

   Accounts payable                                         1,923,886                2,086,587            (162,701)

   Other payables                                             672,166                  730,184             (58,018)

   Accrued expenses                                         1,525,532                1,464,263              61,269

   Income taxes payable                                       242,842                  347,488            (104,646)

   Other current liabilities                                  728,560                  643,306              85,254

Long-term liabilities :                                     7,749,545                7,552,831             196,714

   Long-term debt                                           5,859,442                5,640,490             218,952

   Accrued pension and severance costs                        682,893                  679,918               2,975

   Deferred income taxes                                    1,068,772                1,092,995             (24,223)

   Other long-term liabilities                                138,438                  139,428                (990)

              Total liabilities                            17,708,846               17,581,566             127,280


      Minority interest in consolidated
                subsidiaries                                  581,610                  589,580              (7,970)


            Shareholders' equity

   Common stock                                               397,050                  397,050                   -

   Additional paid-in capital                                 495,226                  495,250                 (24)

   Retained earnings                                       10,652,996               10,459,788             193,208

   Accumulated other comprehensive
     lncome                                                   298,949                  437,316            (138,367)

   Treasury stock, at cost                                 (1,391,329)              (1,228,955)           (162,374)

         Total shareholders' equity                        10,452,892               10,560,449            (107,557)
---------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                 28,743,348               28,731,595              11,753
----------------------------------------------==========================---------------------------------------------


                                 Consolidated 6

                               SEGMENT INFORMATION

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

1.  Segment Operating Results

(1) FY2007 first quarter (April 2006 through June 2006)

                                                                               (Amounts are rounded to the nearest million yen)
    ===========================================================================================================================
                                                                                             Intersegment
                                    Automotive     Financial Services      All Other          Elimination        Consolidated
    ---------------------------------------------------------------------------------------------------------------------------
     Net revenues :
     (1)  Sales to external
          customers                   5,184,673            279,414             174,025                  -           5,638,112
     (2)  Intersegment
          sales and transfers             3,002              5,235             120,954           (129,191)                  -

               Total                  5,187,675            284,649             294,979           (129,191)          5,638,112
    ---------------------------------------------------------------------------------------------------------------------------
     Operating expenses               4,728,203            236,969             289,759           (129,238)          5,125,693
    ---------------------------------------------------------------------------------------------------------------------------
     Operating income                   459,472             47,680               5,220                 47             512,419
    ===========================================================================================================================


(2) FY2006 first quarter (April 2005 through June 2005)

                                                                               (Amounts are rounded to the nearest million yen)
    ---------------------------------------------------------------------------------------------------------------------------
                                                                                             Intersegment
                                    Automotive     Financial Services      All Other          Elimination        Consolidated
    ---------------------------------------------------------------------------------------------------------------------------
     Net revenues :
     (1)  Sales to external
          customers                   4,616,974            212,814             151,997                  -           4,981,785
     (2)  Intersegment
          sales and transfers             3,667              4,650              82,415            (90,732)                  -

               Total                  4,620,641            217,464             234,412            (90,732)          4,981,785
    ---------------------------------------------------------------------------------------------------------------------------
     Operating expenses               4,253,750            177,705             232,953            (87,751)          4,576,657
    ---------------------------------------------------------------------------------------------------------------------------
     Operating income                   366,891             39,759               1,459             (2,981)            405,128
    ---------------------------------------------------------------------------------------------------------------------------


                                 Consolidated 7

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

2.  Geographic Information

(1) FY2007 first quarter (April 2006 through June 2006)

                                                                                  (Amounts are rounded to the nearest million yen)
    ===============================================================================================================================
                                                   North                                               Intersegment
                                      Japan       America        Europe         Asia         Other     Elimination   Consolidated
    -------------------------------------------------------------------------------------------------------------------------------
     Net revenues :
     (1)  Sales to external
          customers                 1,869,462     2,131,391       793,196       431,819      412,244             -     5,638,112
     (2)  Intersegment
          sales and transfers       1,552,825        50,209        39,103        52,807       40,861    (1,735,805)            -

               Total                3,422,287     2,181,600       832,299       484,626      453,105    (1,735,805)    5,638,112
    -------------------------------------------------------------------------------------------------------------------------------
      Operating expenses            3,129,316     2,041,471       795,785       454,601      437,180    (1,732,660)    5,125,693
    -------------------------------------------------------------------------------------------------------------------------------
      Operating income                292,971       140,129        36,514        30,025       15,925        (3,145)      512,419
    ===============================================================================================================================


(2) FY2006 first quarter (April 2005 through June 2005)

                                                                                  (Amounts are rounded to the nearest million yen)
    -------------------------------------------------------------------------------------------------------------------------------
                                                   North                                               Intersegment
                                      Japan       America        Europe         Asia         Other     Elimination   Consolidated
    -------------------------------------------------------------------------------------------------------------------------------
     Net revenues :
     (1)  Sales to external
          customers                 1,747,969     1,791,770       641,724       464,659      335,663              -    4,981,785
     (2)  Intersegment
          sales and transfers       1,244,006        43,945        31,428        42,484       27,763    (1,389,626)            -

               Total                2,991,975     1,835,715       673,152       507,143      363,426    (1,389,626)    4,981,785
    -------------------------------------------------------------------------------------------------------------------------------
      Operating expenses            2,803,622     1,697,893       656,406       467,335      346,437    (1,395,036)    4,576,657
    -------------------------------------------------------------------------------------------------------------------------------
      Operating income                188,353       137,822        16,746        39,808       16,989         5,410       405,128
    -------------------------------------------------------------------------------------------------------------------------------

[REFERENCE]

   (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

                       UNCONSOLIDATED STATEMENTS OF INCOME

                                                         (Million yen; amounts less than one million yen are omitted)
-------------------------------------------------=====================-----------------------------------------------
                                                 FY2007 first quarter     FY2006 first quarter         Increase
                                                 (April 2006 through       (April 2005 through        (Decrease)
                                                      June 2006)               June 2005)
---------------------------------------------------------------------------------------------------------------------
  Net sales                                                 2,698,591                2,345,756              352,835
  Gross profit                                                526,183                  421,035              105,148
  Operating income                                            246,594                  143,326              103,268
  Ordinary income                                             399,983                  217,903              182,080
  Income before income taxes                                  399,983                  217,903              182,080
  Income taxes - current                                      134,100                   79,800               54,300
  Income taxes - deferred                                     (11,785)                 (14,647)               2,862
  Net income                                                  277,668                  152,750              124,918
-------------------------------------------------=====================-----------------------------------------------

                          UNCONSOLIDATED BALANCE SHEETS

                                                         (Million yen; amounts less than one million yen are omitted)
-------------------------------------------------=====================-----------------------------------------------
                                                  FY2007 first quarter            FY2006               Increase
                                                  (As of June 30,2006)    (As of March 31,2006)       (Decrease)
---------------------------------------------------------------------------------------------------------------------
                    Assets
  Current assets                                            3,421,474                3,795,723             (374,249)
      Cash, deposits and trade accounts                     1,191,869                1,314,316             (122,447)
        receivable
      Marketable securities                                   611,665                  922,033             (310,368)
      Others                                                1,617,938                1,559,373               58,565
  Fixed assets                                              6,104,004                6,113,286               (9,282)
   Property, plant and equipment                            1,276,392                1,279,608               (3,216)
      Buildings, machinery and equipment                      688,176                  668,205               19,971
      Others                                                  588,216                  611,403              (23,187)
   Investments and other assets                             4,827,611                4,833,678               (6,067)
      Investments in securities                             2,241,077                2,314,903              (73,826)
      Others                                                2,586,533                2,518,775               67,758
---------------------------------------------------------------------------------------------------------------------
                     Total                                  9,525,478                9,909,010             (383,532)
-------------------------------------------------=====================-----------------------------------------------

---------------------------------------------------------------------------------------------------------------------
                                                  FY2007 first quarter            FY2006              Increase
                                                  (As of June 30,2006)    (As of March 31,2006)      (Decrease)
---------------------------------------------------------------------------------------------------------------------
                 Liabilities
  Current liabilities                                       2,139,296                2,379,900             (240,604)
  Long-term liabilities                                       813,180                  842,213              (29,033)
                             Total liabilities              2,952,477                3,222,114             (269,637)
                  Net assets
  Shareholders' equity                                      6,104,987                        -            6,104,987
  Valuation and translation adjustments                       468,014                        -              468,014
                              Total net assets              6,573,001                        -            6,573,001
             Shareholders' equity
  Common stock                                                      -                  397,049             (397,049)
  Capital surplus                                                   -                  416,970             (416,970)
  Retained earnings                                                 -                6,614,868           (6,614,868)
  Net unrealized gains on other securities                          -                  518,155             (518,155)
  Less: treasury stock                                              -               (1,260,148)           1,260,148
                    Total shareholders' equity                      -                6,686,895           (6,686,895)
---------------------------------------------------------------------------------------------------------------------
                    Total                                   9,525,478                9,909,010             (383,532)
-------------------------------------------------=====================-----------------------------------------------